SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No          T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 13, 2006 with the report for the three-month period ended on December 31, 2005 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 13, 2006, the Company reported its Financial Statements for the six-month period ended on December 31, 2005 and 2004:

Ordinary Period Result	12/31/05	12/31/04
(six month period): profit	23,285,156	10,829,745
Extraordinary Period Result
(three month period): profit - loss	—	—
Period Profit	23,285,156	10,829,745

• Net Assets Composition:
Authorized capital	78,042,363	78,042,363
Integral adjustment of capital	84,620,909	84,620,909
Premium on shares and on shares negotiation	522,805,043	522,805,043
Technical revaluations	3,952,571	3,952,571
Legal reserve	10,655,238	8,992,468
Retained earnings	85,216,605	70,168,564
Total Net Assets	785,292,729	768,581,918

We inform that as of the end of the Financial Statements period the authorized capital of the Company was $78,042,363.- Its share composition is divided into 780,423,632 of non endorsable registered common stock of face value $0,10 each, and with right to 1 vote each, according to the following detail:

❖ IRSA Inversiones y Representaciones Sociedad Anónima	48,091,941	61.6%
❖ Parque Arauco S.A.	23,111,695	29.6%
❖ Other Shares	6,838,727	8.8%

If all the holders of Company’s Convertible Notes exercised its conversion right at the end of the period the amount of shares would rise to 223,006,614, all those non endorsable registered common stock of V$N 0,10 each, and with right to 1 vote each, according to the following detail:

❖ IRSA Inversiones y Representaciones Sociedad Anónima	145,401,452	65.2%
❖ Parque Arauco S.A.	70,550,172	31.6%
❖ Other shares	7,054,991	3.2%

For this calculation, the conversion price considered was 1 divided the exchange rate at the end of the period.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: February 13, 2006